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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 2)

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                  ADT LIMITED
                           (Name of Subject Company)

                                  ADT LIMITED
                      (Name of Person(s) Filing Statement)

                    COMMON SHARES, PAR VALUE $0.10 PER SHARE
          (INCLUDING THE ASSOCIATED PREFERENCE STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                  000915 10 8
                     (CUSIP Number of Class of Securities)

                               STEPHEN J. RUZIKA
                                 C/O ADT, INC.
                             1750 CLINT MOORE ROAD
                           BOCA RATON, FL 33431-0835
                                 (561) 988-3600
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                                WITH A COPY TO:

                            DAVID W. FERGUSON, ESQ.
                             DAVIS POLK & WARDWELL
                               450 LEXINGTON AVE.
                            NEW YORK, NEW YORK 10017

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is ADT Limited, a corporation organized under the laws of Bermuda ("ADT" or the "Company"). The principal executive offices of ADT are located at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. The title of the class of equity securities to which this Statement relates is the common shares, par value $0.10 per share, of ADT (the "Common Shares"), including the associated preference stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 6, 1996, as amended, (the "Rights Agreement") between ADT and Citibank, N.A., New York branch, as Rights Agent.

ITEM 2. TENDER OFFER OF THE BIDDER.

    This Statement relates to the exchange offer disclosed in a Registration Statement on Form S-4 dated December 18, 1996, as amended by Amendment No. 1 dated February 3, 1997, Amendment No. 2 dated February 25, 1997, Amendment No. 3 dated March 4, 1997 and Amendment No. 4 dated March 14, 1997 (the "Western S-4") by Western and a Schedule 14D-1 filed by Western on March 17, 1997, to exchange a combination of Western common stock, par value $5.00 per share, and cash for any and all of the outstanding Common Shares (the "Western Offer"). On March 17, 1997 Western commenced the Western Offer, upon the terms and subject to the conditions set forth in the Western S-4 and in a related Letter of Transmittal, to exchange $10.00 net in cash and a number of shares of Western common stock valued at a maximum of $12.50 (depending on a pricing formula) for each of the Common Shares validly tendered on or prior to the Expiration Date (as defined in the Western S-4) of the Western Offer and not properly withdrawn. The consideration proposed to be paid by Western pursuant to the Western Offer is referred to herein as the "Exchange Consideration."

    According to the Western S-4, Western intends, following consummation of the Western Offer, to seek to merge a subsidiary of Western with and into ADT pursuant to applicable law (the "Proposed Western Amalgamation").

    According to the Western S-4, the principal executive offices of Western are located at 818 Kansas Avenue, Topeka, Kansas 66612.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of ADT, which is the person filing this Statement, are set forth in Item 1 above.

    (b) (1) Certain information with respect to certain contracts, agreements, arrangements or understandings between ADT or its affiliates and certain of its executive officers, directors and affiliates is set forth in pages 11-30 of ADT's Notice of Annual General Meeting of Shareholders and Proxy Statement dated March 12, 1996 for ADT's 1996 Annual General Meeting of Shareholders (the "1996 Proxy Statement"), copies of which pages are attached as Exhibit 99.4 to this Statement and are incorporated herein by reference. The amendments to ADT's 1993 Long Term Incentive Plan described in the 1996 Proxy Statement became effective following their approval by the shareholders at ADT's Annual Meeting held on April 11, 1996.

    The Company has entered into a written employment agreement with Mr. Ashcroft, dated as of May 8, 1993. An amendment to the agreement was approved on November 4, 1996, which provides that Mr. Ashcroft shall serve as Chairman of the Board and Chief Executive Officer until March 31, 2000, subject to renewal for additional two-year terms thereafter. Mr. Ashcroft's initial base salary was $1,000,000 per annum subject to annual review and adjustment by ADT's Board of Directors (the "Board") but may only be reduced by a maximum of 15 per cent during the term of the agreement without Mr. Ashcroft's consent. During 1996, Mr. Ashcroft's base salary was increased to $1,157,625 per annum.

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Mr. Ashcroft is also eligible for annual bonus payments based upon an earnings-per-share target for the Common Shares set each year, subject to a maximum bonus of $4,000,000. The maximum bonus is payable upon attaining 117.5 per cent of the targeted earnings per share. As a term of the contract, Mr. Ashcroft was granted options to purchase 1,000,000 Common Shares under the ADT 1993 Long Term Incentive Plan, with 50 per cent of such options exercisable at market value on the date of grant, as defined, 25 per cent exercisable at 110 per cent of market value, and 25 per cent exercisable at 120 per cent of market value, vesting in equal annual installments over a three-year period commencing one year from the date of grant and exercisable over a ten-year period. The Company will make annual payments to Mr. Ashcroft calculated to provide him with retirement and death benefits no less favorable than if he were a member of the pension plan maintained by ADT Group PLC. Such annual payments will not be less than $450,000. The Company may terminate the agreement upon Mr. Ashcroft's death, when Mr. Ashcroft attains the age of 60, if Mr. Ashcroft is unable to perform his duties for 180 days due to ill heath, accident or otherwise, if Mr. Ashcroft fails to discharge his duties or engages in conduct that is materially injurious to the Company, or if Mr. Ashcroft willfully and continually commits a material breach of the agreement. Mr. Ashcroft may terminate the agreement upon, among other reasons, a breach by the Company which breach (except for a material breach) is not cured within 30 days, if he is removed from his position as Chairman of the Board or his position as Chief Executive Officer, or if the scope of his duties and responsibilities becomes inconsistent with his position as an officer of the Company.

    Mr. Ashcroft may also terminate the agreement without cause at any time upon 90 days notice. In the event the agreement is terminated pursuant to its terms by the Company or without cause by Mr. Ashcroft upon 90 days notice, Mr. Ashcroft will be entitled to the PRO RATA portion of his base salary, bonus payment, pension payment and other benefits but will not be entitled to any additional payments. If the agreement is terminated due to a disability, Mr. Ashcroft will be entitled to an additional payment equal to two times his highest base salary. In the event the agreement is terminated by the Company without cause or by Mr. Ashcroft with cause, Mr. Ashcroft will be entitled to a severance payment equal to two times his highest base salary and average bonus payment, annual pension payments for the year of termination and the following two years, and one year of any other benefits previously provided.

    Mr. Ruzika entered into an employment agreement with ADT as of February 26, 1997. The agreement provides that Mr. Ruzika will serve as Chief Financial Officer of ADT and as President of ADT Security Services, Inc., ADT Operations, Inc. and ADT, Inc., subsidiaries of ADT, from March 1, 1997 until February 28, 1999, subject to renewal for additional two-year terms thereafter. Mr. Ruzika's initial annual base salary will be $694,500 and will be subject to annual review for possible adjustments. Mr. Ruzika will also be eligible for annual bonus payments at the discretion of the Company as well as other compensation and benefit plans of the Company including stock option plans. The termination provisions of this agreement provide that in the event that agreement is terminated by ADT without cause or by Mr. Ruzika with cause, Mr. Ruzika will be entitled to receive a severance payment equal to twice his base salary and certain fringe benefits.

    Mr. Lakey entered into an employment agreement with ADT, Inc. as of January 16, 1997. The agreement provides that Mr. Lakey will have operational responsibility for ADT's electronic security operations in Canada and Europe from January 16, 1997 until December 31, 1999, subject to renewal for additional two-year terms thereafter. Mr. Lakey's initial annual base salary will be $265,000. Mr. Lakey will also be eligible for annual bonus payments at the discretion of the Company as well as certain other enumerated benefits and relocation expenses. The termination provisions of this agreement include a term to the effect that, in the event that agreement is terminated by ADT without cause or by Mr. Lakey with cause, Mr. Lakey will be entitled to receive his base salary and certain fringe benefits for two years.

    Under ADT Inc.'s supplemental executive retirement plan (the "ADT SERP") (and, in the case of Mr. Ruzika, the Supplemental Benefit Agreement between Mr. Ruzika and ADT Management Services Limited (the "Supplemental Benefit Agreement")), Mr. Ruzika and Mr. Lakey become fully vested in the accrued benefits thereunder upon a Change in Control (as defined below) of the Company or ADT, Inc.

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Mr. Ruzika also becomes fully vested upon a Change in Control (as defined below)
of ADT Management Services Limited. If Mr. Ruzika or Mr. Lakey's employment is terminated within one year from the date of a Change in Control, the terminated executive will receive, in lieu of all other amounts due to him under the ADT SERP (and, in Mr. Ruzika's case, the Supplemental Benefit Agreement), a lump-sum distribution equal to the present value of his accrued benefit and an additional amount calculated under a formula intended to put him in the same after-tax position that he would have been in if he had received a lump-sum distribution of his accrued benefit on his normal retirement date. Under this formula Mr. Ruzika would currently receive an additional amount of approximately $653,295 and Mr. Lakey would currently receive an additional amount of approximately $54,253.

    A "Change in Control" is deemed to have occurred under the ADT SERP if : (1) any person (other than Laidlaw, Inc. or its affiliates, collectively the "Laidlaw Group") acquires more than 40 per cent of the Company's voting stock (the triggering percentage has been reduced from 40 per cent to 35 per cent because the Laidlaw Group's beneficial ownership of the Company's voting stock is less than 20 per cent); (2) the Laidlaw Group becomes the beneficial owner of more than 45 per cent of the Company's outstanding voting stock; (3) there is a change of 50 per cent or more in the composition of the Company's directors during any 3-year period (unless the change in directors was approved by two thirds of the directors in office at the beginning of such 3-year period or directors who had previously been elected with the requisite two thirds approval); (4) a person acquires the legal right to direct the management and policies of the Company (other than by virtue of membership on the board of directors or a committee of the board); (5) the Company ceases to own, directly or indirectly through subsidiaries, at least 80 per cent of the voting stock of ADT, Inc. or (6) the shareholders of either the Company or ADT, Inc. approve a merger, consolidation or a sale or disposition of all, or substantially all, of the assets of the Company or ADT, Inc. as the case may be, with the relevant company not surviving. In the case of Mr. Ruzika, the provisions of (4), (5), and (6) above include a change in the ownership of ADT Management Services Limited (as well as the Company or ADT, Inc.).

    Mr. Richardson entered into an employment agreement with ADT Automotive Holdings, Inc. ("ADT Automotive Holdings"), the corporate parent of ADT Automotive, Inc., as of November 30, 1993. The agreement provides that Mr. Richardson will serve as Chief Executive Officer of ADT Automotive Holdings and its subsidiaries from December 1, 1993 until July 31, 1996, subject to renewal for additional one-year terms thereafter. The agreement was renewed on a year-to-year basis as of July 31, 1996. The agreement provides that the term will be extended for an additional one year period thereafter unless either ADT Automotive Holdings or Mr. Richardson shall have given the other notice of intention not to extend the term six months prior to July 31, 1997. On January 29, 1997 ADT Automotive Holdings and Mr. Richardson entered into an agreement which provides that Mr. Richardson's time to give such notice is extended to and including April 30, 1997. Mr. Richardson's initial annual base salary will be $300,000 and will be subject to annual review for possible increases. Mr. Richardson will also be eligible for annual bonus payments at the discretion of the Company. The termination provisions of this agreement include a term to the effect that, in the event that agreement is terminated by ADT Automotive Holdings without cause or by Mr. Richardson with cause, Mr. Richardson will be entitled to receive his base salary and certain fringe benefits for two years or the remaining term of the agreement, whichever is longer.

    Mr. Richardson has also entered into an incentive compensation agreement for payment upon the successful sale of ADT Automotive Holdings by the Company. To the extent that the gross consideration for such sale exceeds $430 million, on completion of the sale, ADT has agreed to pay Mr. Richardson one-half of one per cent of such excess. Gross consideration is deemed to be the aggregate of proceeds received by ADT and debt remaining in the auctions group which is assumed by the purchaser other than debt considered to be a component of working capital, including bank overdrafts.

    The Remuneration Committee of the Board has considered the recommendations of the Company's outside independent human resources consultants, and has reviewed industry practices concerning change in control severance benefits. In view of the need to minimize employee distractions and to retain

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employee loyalty and dedication to the Company and to assure attention to the
Company's performance pending resolution of the Western Offer, on February 27, on the recommendation of the Remuneration Committee, the Board unanimously approved a severance agreement between Mr. Gross and ADT Security Services, Inc. in the event of a change of control, which severance arrangement it has determined is fair and consistent with industry practices. The agreement provides that in the event that there is a "Severance Change in Control" (as defined below) of ADT prior to February 9, 2000, and either (x) Mr. Gross's employment is terminated without cause or (y) Mr. Gross terminates his employment for good reason, Mr. Gross shall be entitled to (a) an amount of severance pay equal to twice the total of (i) the higher of his annual full base salary as of the date of termination or as of the date of the Severance Change in Control, calculated on an annualized basis, plus (ii) the amount of the bonus awarded to Mr. Gross, if any, in the year prior to the date of termination and
(b) for the twelve-month period following such termination, benefits substantially similar to the higher of those which Mr. Gross is receiving immediately prior to the date of termination or as of the date of the Severance Change in Control. A "Severance Change in Control" is deemed to have occurred under the severance agreement if: (1) any person becomes the beneficial owner of more than 50 per cent of ADT's then-outstanding voting securities; (2) there is a change of 50 per cent or more in the composition of the Company's directors during the term of the agreement (unless the change in directors was approved by two thirds of the directors in office at the beginning of such term or directors who had previously been elected with the requisite two thirds approval); (3) a person acquires the legal right to direct the management and policies of the Company (other than by virtue of membership on the board of directors or a committee of the board); or (4) the shareholders of ADT approve a merger, consolidation or a sale or disposition of all, or substantially all, of the assets of ADT in which ADT is not the surviving entity.

    In 1996, the Remuneration Committee of the Board resolved to increase the subscription price and size of certain share options held by Mr. Ashcroft and Mr. Ruzika. In 1993, Mr. Ashcroft and Mr. Ruzika were granted options to subscribe for 3,000,000 and 125,000 Common Shares respectively at an exercise price of $8.625 per share for which each was required to pay $2.50 per option, representing a total payment of $7,500,000 and $312,500 respectively, as a condition of vesting. In 1996, the exercise price of these options was increased to $15 and the number of related shares was increased to 8,000,000 and 333,333 respectively. All the other material terms and conditions remained unchanged. These changes were approved by the shareholders of the Company. At the time that the Remuneration Committee approved these changes, the closing price of the Common Shares was $14.75. In November 1996, the Remuneration Committee resolved that the options of Mr. Ashcroft be transferable and, at the same time, in return, Mr. Ashcroft agreed to extend the termination date of his employment agreement from March 31, 1998 to March 31, 2000.

    In November 1996, the Remuneration Committee also approved a bonus plan under which Mr. Ruzika is to receive a bonus of $200,000 when the Common Share price exceeds $21.00 for a continuous period of 30 trading days and $200,000 each time the Common Share price exceeds by $1.00 for a continuous period of 30 trading days the share price level at which a bonus payment was previously made. The plan is due to expire in 2001 or such earlier date as the Common Share price exceeds $30.00 for a continuous period of 30 trading days. Should the share price exceed $30.00 within two and one half years, Mr. Ruzika will receive an additional payment of $1,000,000.

    ADT, Inc., a wholly owned subsidiary of ADT, entered into a consulting agreement with John E. Danneberg, one of ADT's directors, as of August 28, 1996. The agreement provides that Mr. Danneberg, as an independent consultant, will serve as Chief Executive Officer of Sonitrol Corporation ("Franchisor") and certain franchisees of Franchisor owned or acquired by affiliates of ADT, Inc. The agreement provides that the initial term of such engagement shall be for a period of six months commencing on September 1, 1996 and shall be automatically renewed on a month to month basis unless written notice is given by ADT, Inc. or Mr. Danneberg not to renew the agreement at least 30 days before the end of such initial term, which notice was not given. Under the terms of the agreement, ADT, Inc. pays Mr. Danneberg a monthly

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fee of $15,000 and Mr. Danneberg is reimbursed directly for all reasonable out-of-pocket business expenses.

    On January 6, 1997, ADT entered into indemnification agreements with John E. Danneberg, Alan B. Henderson, James S. Pasman, Jr., W. Peter Slusser, William W. Stinson and Raymond S. Troubh (each a "Director Indemnitee"), the nonmanagement directors of ADT, pursuant to which ADT has agreed, subject to certain limitations, to indemnify each Director Indemnitee for all costs, losses, and expenses (including, without limitation, attorneys' and other fees and expenses, judgments, and amounts paid in settlement) which any Director Indemnitee may incur or become liable for in connection with any threatened, pending or completed action, suit, proceeding or inquiry by reason of the fact that the Director Indemnitee is or was a director of ADT, or is or was or had agreed to serve at the request of ADT as a director, officer, employee or agent of another entity including any subsidiary of ADT. ADT has agreed to advance any such amounts to each Director Indemnitee prior to the final disposition of any action, suit, proceeding or inquiry and each Director Indemnitee has agreed to repay any advances made on his behalf if it is ultimately determined that such Director Indemnitee is not entitled to indemnification. ADT has also agreed to obtain and maintain insurance policies providing for customary directors and officers liability insurance in appropriate amounts, subject to certain limitations. On February 26, 1997, ADT entered into indemnification agreements with Michael A. Ashcroft and Stephen J. Ruzika (each a "Director-Officer Indemnitee"), pursuant to which ADT has agreed, subject to certain limitations, to indemnify each Director-Officer Indemnitee on substantially the same terms as the Director Indemnitees.

    As of February 28, 1997, the Company had granted stock options to purchase an aggregate of 13,558,333 Common Shares to the directors and executive officers of the Company. The number of such options granted since January 1, 1996 was 5,448,333.

    In order to implement the Board's original intentions in adopting the Rights Agreement dated as of November 6, 1996 (the "Rights Plan"), the Board resolved to effect certain changes to the Rights Plan as set forth in the First Amendment to Rights Agreement, dated as of March 3, 1997 (the "Amendment"). The Amendment limits the ability to redeem or revoke the Rights Agreement by, inter alia, (i) amending the definition of a continuing director on the Board ("Continuing Director") to exclude persons elected to the Board as a result of a proxy solicitation or similar shareholder initiative if any participant in such initiative has stated (or a majority of the Board has determined in good faith) that such participant (or its affiliates or associates) intends to take, or may consider taking, any action that would result in (a) that person becoming a person (other than the Company or any employee benefit plan of the Company) that has acquired beneficial ownership of 15% or more of the Common Shares issued and outstanding (or, in the case of any person that beneficially owned more than 15% of the Common Shares on November 4, 1996, that person acquires more than such person owned as of such date) or (b) a merger, consolidation, or sale of a majority of the assets or voting power of the Company which causes the rights to be triggered and (ii) expanding the circumstances in which supplements, deletions or amendments to the Rights Plan must be approved by a majority of Continuing Directors. If the Western Proposals were adopted so that the only members of the Board were the Western nominees, there would be no Continuing Directors on the Board. As a result of the Amendment, the Western nominees would be unable to amend the Rights Plan or redeem the rights issued thereunder, which would negatively affect the ability of Western to complete the Western Offer.

    To the extent that the foregoing describes contracts, agreements, arrangements or understandings not previously disclosed, such descriptions are qualified in their entirety by reference to Exhibits 99.5 through 99.14 hereto.

    Other than as disclosed herein or incorporated by reference there are no contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between ADT or its affiliates and ADT, its executive officers, directors or affiliates.

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    (b)(2) There are no contracts, agreements, arrangements or understandings or any actual or potential conflict of interest between ADT and its affiliates and Western or its executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    (a) and (b) Recommendation and Reasons.

    On February 27, 1997, the Board met to review and deliberate on the terms of the Western Offer with its legal and financial advisors as well as to consider certain other items of business and did not take any action on the Western Offer. On March 2, 1997, the Board met with its legal and financial advisors and concluded that the Western Offer as of that date was inadequate.

    On March 3, 1997, the Board met again with its legal and financial advisors and unanimously concluded that the Western Offer was inadequate and not in the best interests of ADT's shareholders. In rendering its conclusion, the Board received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") that the Exchange Consideration to be paid pursuant to the Western Offer is inadequate, from a financial point of view, to the shareholders of ADT other than Western and its affiliates. A copy of such opinion setting forth the assumptions made and matters considered by Merrill Lynch is attached hereto as Exhibit 99.2 and should be read in its entirety. The Board recommends a vote against the Western Proposals and recommends that shareholders not tender their Common Shares if Western commences the Western Offer.

    In making this determination, the Board considered numerous factors in addition to the Merrill Lynch opinion referred to above, including among other things the following:

    - the Board's familiarity with, and management's view of, the Company's business, financial condition and results of operations and the Board's belief that the Western Offer does not reflect the inherent value of the Company;

    - the Board's concerns about the long-term value and prospects for appreciation of Western's cowmmon stock;

    - the Board's concern as to the limited ability of ADT's shareholders to sell the shares of Western common stock to be issued to them if the Western Offer is consummated, and the potential downward pressure of such sales on the market price for Western's common stock, particularly in light of:

       - the historically low average daily trading volume in Western's common stock (including an average daily trading volume of 202,000 shares since the announcement of the Western Offer);

       - the fact that many ADT shareholders who are oriented toward growth investing may seek to sell the Western common stock received in exchange for their Common Shares; and

       - the exacerbating effect if the shareholders of Kansas City Power & Light Company ("KCP&L") also seek to sell the shares of Western common stock received by them in the proposed Western/KCP&L merger;

    - the fact that the Western Offer is taxable to ADT shareholders, thereby further reducing the value of the Western Offer;

    - the Board's and management's commitment to protecting the best interests of the shareholders of ADT and enhancing the value of ADT;

    - the Board's belief that the Company's strong fundamentals and growth prospects, including but not limited to partnering opportunities with premier companies in a variety of industries, will produce greater short-term and long-term value for the shareholders of the Company than the Western Offer;

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    - the fact that the maximum value of the Western Offer represents a premium of only 11.8% above the pre-announcement closing price per Common Share and the Board's belief that the actual value of the Western Offer is likely to be less than the maximum stated value of $22.50 per Common Share;

    - the uncertainties associated with the Western Offer, including:
       - the uncertainties with respect to evaluating the numerous transactions in which Western is currently involved, including the dilutive effect of these transactions on Western's common stock and the cost and availability of financing;
       - the uncertainties resulting from deregulation of the electric utility industry;
       - the uncertainty with respect to availability, cost and terms of financing for the Western Offer, and the likelihood that such uncertainty may be heightened if Western increases its offer for ADT; and

    - the Board's belief that Western is not a strong strategic partner for ADT.

    The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in its evaluation, the Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Board may have given different weights to different factors.

    A press release announcing the Board's determinations is filed as Exhibit
99.1 hereto and is incorporated herein by reference.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company has retained D.F. King & Co., Inc. and its affiliate D.F. King (Europe) Limited (collectively, "D.F. King") to participate in the solicitation of proxies and revocations. D.F. King will receive reasonable and customary compensation for its services and will be reimbursed for its out-of-pocket expenses in connection therewith. The Company also has agreed to indemnify D.F. King against certain liabilities and expenses. The Company estimates that approximately 130 employees of D.F. King will be involved in the solicitation of proxies on behalf of the Company. The Company will also reimburse brokers, fiduciaries, custodians and other nominees, as well as persons holding stock for others who have the right to give voting instructions, for reasonable out-of-pocket expenses incurred in forwarding this proxy statement and related materials to, and obtaining instructions or authorizations relating to such materials from, beneficial owners of the Company's capital stock.

    ADT has retained Merrill Lynch to render financial advisory services to ADT in connection with the evaluation and response to the Western Offer and in connection with strategic, financial and shareholder relations matters arising during the term of Merrill Lynch's engagement. Pursuant to the terms of an engagement letter dated March 3, 1997, ADT has agreed to pay Merrill Lynch for its financial advisory services an initial retainer fee of $1,500,000 and an additional fee of $1,500,000 that is payable on the earlier of (i) the day of the Special General Meeting and (ii) July 8, 1997. If the Western Proposals are defeated at the Special General Meeting and Western votes in favor of the Western Proposals, ADT has agreed to pay Merrill Lynch an additional fee of $3,000,000; alternatively, however, if (i) Western withdraws its Special General Meeting requisition or (ii) the Special General Meeting is cancelled or (iii) Western abstains or votes against the Western Proposals, ADT has agreed to pay Merrill Lynch an additional fee of $1,500,000. In addition, ADT has agreed to pay Merrill Lynch a fee of $2,000,000 on or before July 8, 1997; provided, however, that if during the period Merrill Lynch is retained by ADT under the engagement letter or within one year thereafter, the Company enters into certain specified transactions, and, in connection therewith, the Company has retained Merrill Lynch pursuant to a separate engagement letter, then the Company and Merrill Lynch have agreed that such $2,000,000 fee shall be

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credited against any fee due and payable to Merrill Lynch pursuant to the terms of such separate engagement letter. ADT has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with Merrill Lynch's activities under the engagement letter, including the reasonable fees and distributions of its legal counsel. ADT has agreed to indemnify Merrill Lynch against certain liabilities arising out of or in connection with its engagement. Merrill Lynch does not admit that it or any of its directors, officers or employees is a "participant," as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of proxies. In connection with Merrill Lynch's engagement as financial advisor, certain employees of Merrill Lynch may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are shareholders of the Company. Merrill Lynch will not receive any fee for or in connection with such activities by their respective employees apart from the fees they are otherwise entitled to receive as described above.

    ADT has retained Abernathy MacGregor Group Inc. ("AMG") as public relations and investor relations advisors in connection with the proxy contest and Western Offer. AMG will receive reasonable and customary compensation for its services and will be reimbursed for its out-of-pocket expenses in connection therewith. ADT has agreed to indemnify AMG against certain liabilities arising out of or in connection with its engagement.

    Except as set forth above, neither ADT nor any person acting on its behalf has employed, retained or compensated any person or class of persons to make solicitations or recommendations to shareholders with respect to the Western Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) Except as described in Schedule I hereto, no transactions in ADT Common Shares (or associated Rights) have been effected during the past 60 days by ADT, or, to the best of knowledge of ADT, any executive officer, director, affiliate or subsidiary of ADT.

    (b) To the best knowledge of ADT, none of its executive officers, directors, affiliates or subsidiaries currently intends to tender Common Shares to Western pursuant to the Western Offer or to sell any Common Shares that are owned beneficially or held of record by such persons, in each case, subject to and consistent with any fiduciary obligations in the case of Common Shares held by a fiduciary.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) and (b) On March 17, 1997, ADT entered into a Merger Agreement with Tyco International Ltd. as described in the ADT press release attached hereto as
Exhibit 99.38 and incorporated herein by reference.

    On March 17, 1997, ADT issued the press release, attached hereto as Exhibit
99.39 and incorporated herein by reference, announcing that it had canceled its plans, which were previously announced in November 1996, to sell its United States vehicle auction business.

    ADT has retained Merrill Lynch to render financial advisory services in connection with the transaction described in Exhibit 99.38. Pursuant to the terms of an engagement letter dated March 17, 1997, ADT has agreed to pay Merrill Lynch certain specified fees.

    Except as disclosed above, ADT is not now engaged in any negotiations which relate to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving ADT or any subsidiary of ADT, (ii) a purchase, sale or transfer of a material amount of assets by ADT or a subsidiary of ADT, (iii) a tender offer for or other acquisition of securities by or of ADT or (iv) any material change in the present capitalization or dividend policy of ADT. There are no transactions, board resolutions, agreements in principle or signed contracts in response to the tender offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

    Notwithstanding the foregoing, the Board may, in the future, engage in negotiations in response to the Western Offer that could have one of the effects specified in the preceding paragraph and it has determined that disclosure with respect to the parties thereto, and the possible terms of, any transaction or proposal of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that ADT may conduct. Accordingly, the Board has adopted a resolution instructing management not to disclose the possible terms of any such transaction or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon advice of counsel, as may otherwise be required by law.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

CERTAIN LITIGATION

    On December 18, 1996, Westar Capital, Inc. ("WCI") filed a complaint in the U.S. District Court for the Southern District of Florida (the "Court") against the Company, the directors of the Company and Republic Industries, Inc. ("Republic"). The complaint alleges that the Company and its directors breached their fiduciary duties to WCI and the Company's other shareholders (i) by issuing to Republic a share purchase warrant for 15,000,000 Common Shares (the "Republic Warrant") in connection with a proposed amalgamation with Republic in July 1996 (the "Republic Merger"), (ii) by adopting the Rights Plan, and (iii) by holding shares of the Company in one of the Company's subsidiaries with the intention of voting those shares as needed to entrench existing management. The complaint seeks a court order (i) declaring the Republic Warrant null and void or preventing the Company and Republic from exercising their rights under the Republic Warrant, (ii) directing the Company to redeem the Rights Plan, and
(iii) preventing the Company from voting the shares held by its subsidiary. On December 23, 1996, the Court entered an order dismissing the complaint without prejudice on the grounds that the complaint contained inadequate and improper allegations relating to the Court's jurisdiction over the case.

    On December 27, 1996, WCI filed a second complaint with the Court which contains modified allegations relating to the Court's jurisdiction and identical substantive allegations as the prior complaint. On January 3, 1997, WCI filed an amended complaint which, in addition to the allegations made in the prior complaints, alleges that the Company and its directors have attempted to interfere with WCI's voting rights by seeking certain information from WCI pursuant to procedures established in the Company's Bye-Laws. The amended complaint seeks the same relief as the prior complaints and also requests that the Court confirm WCI's voting rights.

    On January 21, 1997, the Court granted WCI leave to file a second amended complaint. The second amended complaint contains the same allegations as the amended complaint and in addition alleges (i) that the Company and its directors breached their fiduciary duties by setting a July 8, 1997 date for a meeting of the Company's shareholders, and (ii) that the Company and its directors violated
Section 14(d) of the Securities Exchange Act of 1934, as amended, by making a recommendation to the Company's shareholders regarding the tender offer without first making certain filings with the Securities and Exchange Commission ("SEC"). WCI asks for a court order (i) enjoining the Company from holding the shareholders meeting (the "Special General Meeting") on July 8, 1997, (ii) compelling the Company to hold the Special General Meeting on or before March 20, 1997, and (iii) declaring that the Company has violated Section 14(d) and enjoining the Company from making any further recommendations relating to the tender offer until the required SEC filings are made.

    On January 23, 1997, WCI filed a motion for a preliminary injunction asking the Court to enjoin the Company from holding the Special General Meeting on July 8, 1997, and compelling the Company to hold the Special General Meeting on or before March 20, 1997. The Company and its directors have filed papers in opposition to WCI's motion. On March 4, 1997, WCI filed a supplemental brief in support of its motion for a preliminary injunction representing that WCI is no longer seeking a Special General Meeting on or before March 20, 1997 on the grounds that such a meeting date would now be impractical. In its supplemental brief, WCI requests that the meeting date be set 30 days after its proxy materials for the Special General Meeting are distributed. The Company and its directors have responded to this supplemental motion. As of this date, the Court has not rendered any decision with respect to plaintiff's motion for a preliminary injunction.

    On January 27, 1997, the Company and its directors filed a motion to dismiss the second amended complaint based on, among other things, the Court's lack of personal jurisdiction over the Company and its directors and for failure to state a claim upon which relief can be granted. WCI has filed papers in opposition to the motion. On February 21, 1997, the Court entered an order ruling that the second amended complaint did not adequately plead personal jurisdiction over the ADT defendants. On February 27, 1997, WCI filed a third amended complaint. The third amended complaint contains the same allegations as the second amended complaint and contains additional allegations relating to personal jurisdiction.

    On February 19, 1997, WCI filed a motion for an expedited trial on its claims relating to the Republic Warrant and the shares of ADT held by one of ADT's subsidiaries. WCI has also requested that the Court enter an order providing that it be given five days' notice before the Republic Warrant is exercised. On March 12, 1997, the Court denied that motion.

    On March 11, 1997, the court granted WCI leave to file a fourth amended complaint. The fourth amended complaint contains the same allegations as those in the third amended complaint as well as additional allegations relating to the Amendment to the Rights Plan implemented by the Company on March 3, 1997. In addition to the relief previously requested, the fourth amended complaint seeks judicial nullification of the Amendment to the Rights Plan and a rescission of actions by ADT if shown that a subsidiary of ADT cast decisive votes as a shareholder with respect to those actions.

    On March 17, 1997, the Company and its directors filed a motion to dismiss the fourth amended complaint based on, among other things, the Court's lack of personal jurisdiction over the Company and its directors and for failure to state a claim upon which relief can be granted.

    The Company and the Board believe that the allegations in the WCI's fourth amended complaint are without merit and intend to vigorously defend against them.

    On December 26, 1996, Charles Gachot filed a complaint in the Circuit Court for the Fifteenth Judicial Circuit in Palm Beach County, Florida against the Company, certain of its directors, Western and WCI. The complaint was brought on behalf of a class of all shareholders of the Company and alleges that Western and WCI have breached their fiduciary duties to the Company's shareholders by offering an inadequate price for the outstanding Common Shares. The complaint seeks to enjoin Western and WCI from acquiring the outstanding Common Shares. The complaint also alleges that the Company and its directors have refused to negotiate with Western and WCI and that the Republic Warrant and the Rights Plan are improper. The complaint seeks unspecified monetary relief from all defendants. The Company and the Board believe that the allegations in Gachot's complaint against the Company and the directors are without merit and intend to vigorously defend against them.

    On February 7, 1997, ADT Operations, Inc. ("ADT Operations"), a subsidiary of ADT, filed a complaint in the Supreme Court of the State of New York, County of New York against The Chase Manhattan Bank, N.A. ("Chase"). The complaint states that Chase has been an important lender and financial advisor to ADT Operations since 1993, and that in the course of this business relationship, ADT Operations has disclosed confidential business information to Chase. The complaint asserts that ADT Operations and Chase expressly agreed that Chase would not aid any third party in a hostile takeover bid for ADT. The complaint alleges that Chase is currently aiding Western in its attempt to take control of

ADT and that Chase's actions constitute: (i) a breach of an express agreement between Chase and ADT Operations; (ii) a breach of the implied covenant of good faith that is part of the express agreement between Chase and ADT Operations; and (iii) a breach of the fiduciary duties that Chase owes to ADT Operations. The complaint further alleges that Chase breached a confidentiality agreement with ADT Operations by providing Western with confidential and proprietary information about ADT Operations and ADT and by using such information in assessing whether to aid Western in Western's hostile takeover bid. The complaint also alleges that Chase negligently and/or fraudulently failed to disclose to ADT Operations that Chase was advising Western regarding a possible hostile takeover bid for ADT. The complaint seeks $50 million in monetary damages. The complaint also seeks to enjoin Chase from advising, funding, or participating in Western's attempts to take control of ADT and from disclosing any confidential information regarding ADT Operations and ADT. On March 3, 1997, Chase filed a motion for dismissal of ADT Operations' complaint or, alternatively, summary judgment. This motion is scheduled to be heard on April 11, 1997.

    On February 7, 1997, ADT Operations filed a motion for a preliminary injunction, seeking to enjoin Chase from: (i) advising, funding, or assisting Western in its efforts to take over ADT or participating in these efforts; and
(ii) using or disclosing any confidential information that ADT Operations provided to Chase. In addition, ADT Operations has sought expedited discovery on issues regarding the preliminary injunction. On February 19, 1997, Chase filed papers in opposition to this motion. The motion was argued before the Court on February 24, 1997 and is currently pending.

    On March 11, 1997, Crandon Capital Partners ("CCP") filed a complaint in the Circuit Court for the Fifteenth Judicial Circuit in Palm Beach County, Florida against the Company, certain of its current and former directors, and Republic. The complaint was brought by CCP in a derivative capacity on behalf of ADT. The complaint alleges that ADT's directors breached their fiduciary duties and wasted corporate assets in connection with (i) the granting of options to certain officers of ADT in 1996, (ii) the issuance of the Republic Warrant,
(iii) the implementation of the Rights Plan and (iv) harassing and attempting to disenfranchise WCI. The complaint seeks an unspecified amount of damages and a court order directing ADT's directors to establish a system of internal controls to prevent repetition of the alleged breaches of fiduciary duty and corporate waste.

    The Company and its directors believe that the allegations in the complaint brought by CCP are without merit and intend to vigorously defend against them.

    The foregoing description of litigation is qualified in its entirety by reference to Exhibits 99.15 through 99.37 hereto.

    WESTERN PROXY STATEMENT

    In conjunction with the Western Offer, Western has filed a proxy statement to solicit proxies for the Western Proposals. Western has disclosed pursuant to the Western S-4 that, if elected, directors nominated by Western would take action to (a) redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Western Offer and the Proposed Western Amalgamation),
(b) approve the Western Offer and the Proposed Western Amalgamation, (c) not invoke Bye-Laws 46 and 104 against Western in connection with the Western Offer and (d) take such other action and seek or grant such other consents or approvals as may be desirable or necessary to expedite the consummation of the Western Offer and the Proposed Western Amalgamation.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1  ADT Press Release dated March 3, 1997.*

Exhibit 99.2  Letter from Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Board of
              Directors of ADT Limited dated March 3, 1997.*+

Exhibit 99.3  ADT Shareholder Presentation.*

Exhibit 99.4  Pages 11-30 of ADT 1996 Proxy Statement.*

Exhibit 99.5  Amendment to employment agreement between ADT and Michael A. Ashcroft approved on November 4, 1996.*

Exhibit 99.6  Employment agreement between ADT Limited and Stephen J. Ruzika dated as of
              February 26, 1997.*

Exhibit 99.7  Employment agreement between ADT, Inc. and Ron G. Lakey dated as of January
              16, 1997.*

Exhibit 99.8  Agreement between ADT Automotive Holdings and Michael J. Richardson dated as of January 29, 1997.*

Exhibit 99.9  Incentive Compensation Agreement between ADT, Inc. and Michael J. Richardson dated as of February 10, 1997.*

Exhibit       Severance Agreement between ADT Security Services, Inc. and Raymond Gross
99.10         dated as of February 26, 1997.*

Exhibit       Consulting Agreement between ADT, Inc. and John E. Danneberg dated as of
99.11         August 28, 1996.*

Exhibit       Form of Indemnification Agreement.*
99.12

Exhibit       Rights Agreement between ADT Limited and Citibank, N.A. dated as of November
99.13         6, 1996.*

Exhibit       First Amendment between ADT Limited and Citibank, N.A. dated as of March 3,
99.14         1997 to Rights Agreement between ADT Limited and Citibank, N.A. dated as of
              November 6, 1996.*

Exhibit       Complaint filed in Westar Capital, Inc. v. ADT Ltd. (S.D. Fla.) dated December
99.15         18, 1996.*

Exhibit       Final Order of Dismissal in Westar Capital, Inc. v. ADT Ltd. (S.D. Fla.) dated
99.16         December 23, 1996.*

Exhibit       Complaint filed in Westar Capital, Inc. v. ADT Ltd. (S.D. Fla.) dated December
99.17         27, 1996.*

Exhibit       Amended Complaint filed in Westar Capital, Inc. v. ADT Ltd. (S.D. Fla.) dated
99.18         January 3, 1997.*

Exhibit       Order granting leave to file Second Amended Complaint in Westar Capital, Inc.
99.19         v. ADT Ltd. (S.D. Fla.) dated January 21, 1997.*

Exhibit       Second Amended Complaint filed in Westar Capital, Inc. v. ADT Ltd. (S.D.
99.20         Fla.).*

Exhibit       Plaintiff's Motion for a Preliminary Injunction in Westar Capital, Inc. v. ADT
99.21         Ltd. (S.D. Fla.) dated January 23, 1997.*

Exhibit       Memorandum of Law of the ADT Defendants in Opposition to Plaintiff's Motion
99.22         for a Preliminary Injunction in Westar Capital, Inc. v. ADT Ltd. (S.D. Fla.)
              dated February 6, 1997.*

Exhibit       Motion and Memorandum of Law of the ADT Defendants to Dismiss the Second
99.23         Amended Complaint in Westar Capital, Inc. v. ADT Ltd. (S.D. Fla.) dated
              January 27, 1997.*

Exhibit       Memorandum of Westar in Opposition to the ADT Defendants' Motion to Dismiss in
99.24         Westar Capital, Inc. v. ADT Ltd. (S.D. Fla.) dated February 6, 1997.*

Exhibit       Order granting plaintiff's motion for leave to amend complaint and denying,
99.25         without prejudice, defendants' motion to dismiss the Second Amended Complaint in Westar Capital, Inc. v. ADT Ltd. (S.D. Fla.) dated February 21, 1997.*

Exhibit       Third Amended Complaint filed in Westar Capital, Inc. v. ADT Ltd. (S.D. Fla.)
99.26         dated February 27, 1997.*

Exhibit       Complaint filed in Gachot v. ADT Ltd. (Fla. Cir. Ct.) dated December 26,
99.27         1996.*

Exhibit       Complaint filed in ADT Operations, Inc. v. The Chase Manhattan Bank, N.A.
99.28         (N.Y. Sup. Ct.) dated February 7, 1997.*

Exhibit       Plaintiff's Memorandum of Law in Support of Its Motion for a Preliminary
99.29         Injunction filed in ADT Operations, Inc. v. The Chase Manhattan Bank, N.A.
              (N.Y. Sup. Ct.) dated February 7, 1997.*

Exhibit       Defendant The Chase Manhattan Bank's Memorandum of Law in Opposition to
99.30         Plaintiff's Motion for a Preliminary Injunction filed in ADT Operations, Inc.
              v. The Chase Manhattan Bank, N.A. (N.Y. Sup. Ct.) dated February 19, 1997.*

Exhibit       Memorandum of the ADT Defendants in Reply to Plaintiff's Supplemental
99.31         Memorandum in Support of its Motion for a Preliminary Injunction in Westar
              Capital, Inc. v. ADT Ltd. (S.D. Fla.) dated March 10, 1997.*

Exhibit       Memorandum of the ADT Defendants in Opposition to Plaintiff's Motion for
99.32         Expedited Trial Westar Capital, Inc. v. ADT Ltd. (S.D. Fla.).*

Exhibit       Plaintiff's Motion for Leave to File Fourth Amended Complaint in Westar
99.33         Capital, Inc. v. ADT Ltd. (S.D. Fla.) dated March 10, 1997.*

Exhibit       Memorandum of Law in Support of Plaintiff's Motion for Leave to File Fourth
99.34         Amended Complaint in Westar Capital, Inc. v. ADT Ltd. (S.D. Fla.) dated March
              10, 1997.*

Exhibit       Fourth Amended Complaint in Westar Capital, Inc. v. ADT Ltd. (S.D. Fla.) dated
99.35         March 10, 1997.*

Exhibit       Order denying plaintiff's motion for an expedited trial on certain counts of
99.36         the complaint and granting defendants' motion for order permitting appearance pro hac vice in Westar Capital, Inc. v. ADT Ltd. (S.D. Fla.) dated March 12,
              1997.*

Exhibit       Form of Motion and Memorandum of the ADT Defendants in Support of their Motion
99.37         to Dismiss the Fourth Amended Complaint in Westar Capital, Inc. v. ADT Ltd.
              (S.D. Fla.) dated March 17, 1997.*

Exhibit       ADT Press Release dated March 17, 1997.*+
99.38

Exhibit       ADT Press Release dated March 17, 1997.*
99.39

------------------------

*   Previously filed with the Securities and Exchange Commission.

+   Sent to security holders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                ADT LIMITED

                                By:            /s/ STEPHEN J. RUZIKA
                                     -----------------------------------------
                                                 Stephen J. Ruzika
                                      CHIEF FINANCIAL OFFICER, EXECUTIVE VICE
                                         PRESIDENT AND DIRECTOR (PRINCIPAL
                                     FINANCIAL OFFICER AND PRINCIPAL ACCOUNTING
                                                      OFFICER)

Dated: March 20, 1997

                                                                      SCHEDULE I

                    RECENT TRANSACTIONS IN ADT COMMON SHARES

    Set forth below is a summary of transactions which were effected during the past 60 days by ADT, or, to the best of the knowledge of ADT, any executive officer, director, affiliate or subsidiary of ADT.

INDIVIDUAL                                                                     SHARE ACTIVITY
--------------------------------------------------------  --------------------------------------------------------

R.G. Lakey                                                Exercised options to purchase 15,000 Common Shares on
                                                          January 17, 1997, and sold 15,000 Common Shares on
                                                          January 17, 1997.